Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and the related Prospectus of Dynavax Technologies Corporation for the registration of 2,000,000 shares of its common stock and to the incorporation by reference therein of our reports dated March 10, 2006, with respect to the consolidated financial statements of Dynavax Technologies Corporation, Dynavax Technologies Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Dynavax Technologies Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
San Francisco, California
June 1, 2006